July 2, 2019

VIA EDGAR

Division of Corporate Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Staff of the Division of Corporate Finance, Office of Natural Resources

Re: Vista Oil and Gas, S.A.B. de C.V.

Draft Registration Statement on Form DRS F-1

Submitted Confidentially on June 3, 2019

CIK No. 0001762506

Ladies and Gentlemen:

On behalf of our client, Vista Oil and Gas, S.A.B. de C.V. (“Vista,” or the “Company”), we have set forth below the responses of the Company to the comments of the staff of the Office of Natural Resources (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated June 13, 2019 (the “Comment Letter”) with respect to the above referenced draft registration statement on Form DRS F-1 (the “Registration Statement”), submitted by the Company to the Commission on June 3, 2019. For ease of reference, the text of the Staff’s comments is set forth in full in this letter in boldface type and our responses are immediately below.

In addition to the amendments made in response to the Comment Letter, the Company has also updated the Registration Statement to include certain other information and data to reflect new developments since its June 3, 2019 submission, as well as generally to update the Registration Statement.

The Company is also filing with the Commission an amendment of the aforementioned registration statement on Form F-1 (the “Amended Registration Statement”). References in this letter to the “Preliminary Prospectus” are to the preliminary prospectus contained in the Amended Registration Statement.

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Office of Natural Resources

July 2, 2019

Prospectus Summary

Emerging Growth Company Status, page 7

1.

The registration statement cover page indicates that you have elected to use the extended transition period for complying with new or revised financial accounting standards allowed under Section 107(b)(2) of the JOBS Act. This disclosure directly conflicts with multiple statements here and elsewhere in the prospectus that you have elected not to use this extended transition period. Please revise to provide consistent disclosure.

Response: The Company acknowledges the Staff’s comment and, in response, notes that the relevant text in the cover page applies to issuers that prepare their financial statements in accordance with U.S. GAAP. The Company prepares its financial statements in accordance with IFRS. Accordingly, it elected not to check the box.

Summary Financial and Operating Data

Reserves Data, page 20

2.

We reissue comment 2 in part. Revise the presentation of your crude oil, condensate and NGL reserves to additionally provide the proportion of the total hydrocarbon liquid volumes that are NGLs for each period presented consistent with your disclosure relating to the estimates for the year ended December 31, 2018. This comment applies to the comparable reserves disclosures provided throughout your submission, including but not limited to the presentation of reserves on pages 22, 89, F- 155, F-249 and F-263 for the beginning and end of the fiscal year ended 2017, on pages 88, F-154, F-250 and F-263 for the period beginning January 1, 2018, and pages F-250 and F-263 for the period ending April 3, 2018.

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure on pages 22, 23, 90, 91, F-154, F-155, F-249, F-250, F-263 and F-264 of the Preliminary Prospectus.

3.

We reissue comment 6 in part. Revise the presentation of your consumption plus natural gas sales reserves to additionally provide the proportion of total natural gas volumes that are related to consumption consistent with your disclosure relating to the estimates for the year ended December 31, 2018. This comment applies to the comparable reserves disclosures provided throughout your submission, including but not limited to the presentation of reserves on pages 22, 89, F-249 and F-263 for the beginning and end of the fiscal year ended 2017, and on pages F-250 and F-263 for the periods beginning January 1, 2018 and ending April 3, 2018.

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure on pages 23, 91, F-249, F-250, F-263 and F-264 of the Preliminary Prospectus.

Office of Natural Resources

July 2, 2019

Production Results and Other Operating Data, page 23

4.

Modify your disclosure to additionally provide the average realized sales price for NGLs in units of measurement consistent with your disclosure of the average realized sales price for crude oil and condensate, e.g. US$ per barrel, and consistent you disclosure of crude oil and condensate and NGL net production volumes in barrels. This comment applies to the comparable disclosures provided throughout your submission, including but not limited to the presentation of the average realized sales price of NGLs on pages 90, 103, and 104.

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure on pages 24, 90, 106 and 107 of the Preliminary Prospectus.

* * *

The Company appreciates the Staff’s assistance in reviewing this response letter and the Amended Registration Statement.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrés de la Cruz at +1 212 225 2208 or Emilio Minvielle at +54 11 5556 8922, both of Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

/s/ Andrés de la Cruz

Andrés de la Cruz

cc:	Pablo Manuel Vera Pinto

Chief Financial Officer

Vista Oil and Gas, S.A.B. de C.V.

Emilio Minvielle, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Antonia Stolper, Esq.

Shearman & Sterling LLP

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